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EXHIBIT 77D - RIVERSOURCE SELECTED SERIES, INC.


o At a Board of Directors meeting held on July 13, 2006, the Board of Precious Metals Fund regarding the change in its investment strategies and a change in its name. On motion duly made and seconded, the Board:

         RESOLVED, That the language in the prospectus in the section "Principal Investment Strategies" be changed to read that under normal market conditions at least 65% of the Fund's net assets are invested in securities of companies in the precious metal industry, and

         RESOLVED, That the name of the Fund shall be RiverSource Precious Metals and Mining Fund; and further,

         RESOLVED, That RiverSource Investors, LLC shall provide the Fund's shareholders notice of these changes as required by Rule 35d-1.

o At a Board of Directors meeting held on September 13-14, 2006, it was resolved that the non-fundamental policy that limits investments in securities of investment companies shall be and hereby is eliminated.